UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Snyder’s-Lance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833551 104

(CUSIP Number)

Michael A. Warehime	John J. Kearns, III
13024 Ballantyne Corporate Place	Eckert Seamans Cherin & Mellott, LLC
Suite 900	600 Grant Street, 44th Floor
Charlotte, NC 28277	Pittsburgh, PA 15219-2788
(704) 554-1421	(412) 566-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514606102

(1)	Names of reporting persons Michael A. Warehime
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See response to Item 1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,784,269
	(8)	Shared voting power 1,198,622
	(9)	Sole dispositive power 11,784,269
	(10)	Shared dispositive power 1,198,622
(11)	Aggregate amount beneficially owned by each reporting person 12,982,891
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19%*
(14)	Type of reporting person (see instructions) IN

*	Based on 67,650,633 shares of Common Stock outstanding.

CUSIP No. 514606102

(1)	Names of reporting persons Patricia A. Warehime
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See response to Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 843,915
	(8)	Shared voting power 12,138,976
	(9)	Sole dispositive power 843,915
	(10)	Shared dispositive power 12,138,976
(11)	Aggregate amount beneficially owned by each reporting person 12,982,891
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19%*
(14)	Type of reporting person (see instructions) IN

*	Based on 67,650,633 shares of Common Stock outstanding.

This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of Michael A. Warehime and his spouse, Patricia A. Warehime (the “reporting persons”) dated December 16, 2010 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred during the past sixty days that have affected the reporting persons’ beneficial ownership of the Issuer’s Common Stock as follows:

(1) In August 2011, Michael A. Warehime exercised certain options to purchase shares of Common Stock. In August and September 2011, the reporting persons effected open market purchases of shares of Common Stock. Certain affiliates of the reporting persons also affected open market purchases of shares of Common Stock in August 2011. Schedule I attached hereto sets forth a summary of such transactions.

(2) On August 22, 2011, annuities were distributed to Michael A. Warehime, as settlor, from the GRATs (as defined in Item 5 below) in the form of shares of Common Stock pursuant to the terms of the GRATs. The aggregate number of shares of Common Stock distributed to Michael A. Warehime from the GRATs was 672,924. The number of shares of Common Stock distributed from the GRATs was calculated at the mean price of the Common Stock.

Current information as to the beneficial ownership of Common Stock by the reporting persons is set forth in Item 5.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Michael A. Warehime exercised certain options to purchase shares of Common Stock using personal funds to pay the exercise price thereof in cash. The reporting persons purchased shares of Common Stock on the open market using funds that they received as dividends from the Issuer on shares of Common Stock. WEI (as defined in Item 5 below) is an affiliate of the reporting persons and effected an open market purchase of shares of Common Stock using funds that it received as dividends from the Issuer on shares of Common Stock. MAW (as defined in Item 5 below) is an affiliate of the reporting persons and effected an open market purchase of shares of Common Stock using funds that is received as dividends from the Issuer on shares of Common Stock. Schedule I attached hereto sets forth a summary of such transactions.

The distributions of shares of Common Stock from the GRATs were made to satisfy the annuities payable to the settlor, Michael A. Warehime, pursuant to the terms of the GRATs and did not involve payment by the reporting persons of any form of consideration.

Item 4. Purpose of Transaction.

The last paragraph of Item 4 is amended as follows:

In addition, the reporting persons may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of their holdings of Common Stock, although as of September 8, 2011 they had no plans or proposals to do so. Any such acquisition or disposition prior to December 6, 2013 will be governed by the terms of the Standstill Agreement. Any such acquisition would be limited to acquisitions pursuant to the exercise of stock options, directly from a family member in a private transaction or upon dividend reinvestment. Any disposition would be limited to transfers permitted by an affiliate of the Issuer under Rule 144 of the Securities Act or to transfers to family members for estate planning purposes and would be conducted through open market or private transactions. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.

Except as described above, as of September 8, 2011, the reporting persons had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the

Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The reporting persons continually review and evaluate their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

(a)        The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of September 8, 2011 was 12,982,891 shares, representing 19% of the outstanding shares of Common Stock of the Issuer based on approximately 67,650,633 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-K filed on July 29, 2011.

(b)        Michael A. Warehime had sole power to vote or direct the vote of 10,764,251 shares of Common Stock, and his spouse, Patricia A. Warehime, may be deemed to have shared voting power with respect to such shares. Patricia A. Warehime had sole power to vote or direct the vote of 839,915 shares of Common Stock and 4,000 restricted shares of Common Stock issued pursuant to the Issuer’s 2008 Director Stock Plan, and her spouse, Michael A. Warehime, may be deemed to have shared voting power with respect to such shares.

Michael A. Warehime had sole power to vote or to direct the vote of 1,020,018 shares of Common Stock owned by Warehime Enterprise, Inc. (“WEI”). Michael A. Warehime is the majority stockholder, chairman and an executive officer of WEI. Patricia A. Warehime may be deemed to have shared voting power with respect to such shares.

The reporting persons had shared power to vote or to direct the vote of 354,707 shares of Common Stock owned by MAW Associates, LP (“MAW”). Patricia A. Warehime is the sole member of the general partner of MAW. Michael A. Warehime is an executive officer of MAW.

(c)        Schedule I attached hereto sets forth a summary of the transactions effected in shares of Common Stock during the past 60 days by the reporting persons and their affiliates. In addition to the transactions listed on Schedule I, on August 22, 2011, annuities were distributed to Michael A. Warehime, as settlor, from the GRATs in the form of shares of Common Stock pursuant to the terms of the GRATs. The aggregate number of shares of Common Stock distributed to Michael A. Warehime from the GRATs was 672,924. The number of shares of Common Stock distributed from the GRATs was calculated at the mean price of the Common Stock ($20.36 per share). The distributions from the GRATs were effected through private transactions.

(d)        Except as set forth in this Statement, to the knowledge of the reporting persons, as of September 8, 2011, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Item 4, as of the date hereof, there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2010

/s/ Michael A. Warehime
Michael A. Warehime

/s/ Patricia A. Warehime
Patricia A. Warehime

Schedule I

Transactions in Past 60 Days

In August and September 2011, the reporting persons and their affiliates effected transactions in shares of Common Stock as set forth below:

Person/Entity Effecting Transaction	Date of Transaction	Amount of Shares of Common Stock	Exercise or Purchase Price/Share	Manner	Source of Funds
Michael A. Warehime	08/11/2011	12,187	$6.259	Cash exercise of option	PF
Michael A. Warehime	08/11/2011	20,567.50	$6.679	Cash exercise of option	PF
Michael A. Warehime	08/11/2011	12,990	$6.474	Cash exercise of option	PF
Michael A. Warehime	08/25/2011	10,000	$20.750	Cash purchase on open market	PF	*
Michael A. Warehime	09/01/2011	221	$21.21	Cash purchase on open market	PF	*
Michael A. Warehime	09/01/2011	4,779	$21.23	Cash purchase on open market	PF	*
Michael A. Warehime	09/02/2011	5,000	$20.50	Cash purchase on open market	PF	*
Michael A. Warehime	09/06/2011	10,000	$19.97	Cash purchase on open market	PF	*
Michael A. Warehime	09/08/2011	5,000	$20.55	Cash purchase on open market	PF	*
Patricia A. Warehime	09/06/2011	6,697	$19.97	Cash purchase on open market	PF	*
MAW	08/25/2011	2,710	$20.750	Cash purchase on open market	AF	*
WEI	08/26/2011	7,945	$20.350	Cash purchase on open market	AF	*

*	In each case, the funds used were funds received as dividends from the Issuer on shares of Common Stock.